UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006.	Commission File Number: 1-9059

BARRICK GOLD CORPORATION

(Name of Registrant)

BCE PLACE, CANADA TRUST TOWER
161 BAY STREET, SUITE 3700
P.O. BOX 212
TORONTO, CANADA M5J 2S1

(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _______________.

Documents Incorporated by Reference

•
The Material Change Report, dated February 3, 2006 (Exhibit 1 of this Form 6-K) furnished to the Commission on February 9, 2006, is incorporated by reference into the Registrant's registration statement on Form F-3 (No. 333-14148);

•
The Early Warning Report, dated February 7, 2006 (Exhibit 2 of this Form 6-K) furnished to the Commission on February 9, 2006, is incorporated by reference into the Registrant's registration statement on Form F-3 (No. 333-14148);

•
The Report of Result of Take-Over Bid, dated February 7, 2006 (Exhibit 3 of this Form 6-K) furnished to the Commission on February 9, 2006, is incorporated by reference into the Registrant's registration statement on Form F-3 (No. 333-14148);

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Barrick Gold Corporation, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION (Registrant)

Date: February 9, 2006	By:	/s/ Sybil E. Veenman
Sybil E. Veenman
Vice President, Assistant General Counsel and Secretary

EXHIBIT INDEX

Exhibit	Description
1	Material Change Report, dated February 3, 2006 (filed herewith)

2	Early Warning Report, dated Feburary 7, 2006 (filed herewith)

3	Report of Result of Take-Over Bid, dated February 7, 2006 (filed herewith)